March 20, 2007
Sandy Eisen
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
RE:	H.J. Heinz Company Form 10-K for Fiscal Year Ended May 3, 2006 Filed June 20, 2006 File No. 1-03385
Dear Ms. Eisen:
     Set forth below are our responses to the comments made in your letter dated March 6, 2007.
Form 10-K for the year ended May 3, 2006
Management’s Discussion and Analysis... page 14
Fiscal Years Ended April 27, 2005 and April 28, 2004, page 22
1.	We note your disclosure regarding a fiscal 2005 trade spending charge of $34.1 million for your Italian infant nutrition business that relates to fiscal years 2001 to 2003. With regard to this charge, part of which you recognized in the second quarter of fiscal 2005 and part in the fourth quarter, please tell us:
a.	When, by whom and under what circumstances the under-accruals were detected.
b.	Whether the $34.1 million charged in fiscal 2005 represents the entire charge related to this matter. In this regard, we note disclosure in your Form 10-K for fiscal 2004 where you discuss declines in European earnings due to “a reduction in promotional support and trade inventories in advance of a major restage of the Italian infant feeding business in Fiscal 2005.” Please explain to us further the nature of these 2004 declines and tell us whether they relate to the $34.1 million charge recognized in 2005. If they do relate, please provide to us additional detail.

Response

a)	Prior to Fiscal 2004, Deals and Allowances (“D&A”) trade spending at Heinz Italy had been handled principally by Heinz Italy’s field sales representatives and had been identified by the Company as an area for improvement in internal controls. In recognition of the need for an integrated system to track D&A expenses, the Heinz Italy Finance Department in May 2003, the beginning of the Company’s Fiscal 2004, began to track D&A spending on a customer-by-customer basis in preparation for the implementation of a computerized tracking system known as the Trade Funds Management System, which was scheduled for later in the year.

In connection with the implementation of the customer-by-customer system, it was noted in May 2004 (Q1 FY2005) that Heinz Italy appeared to have a potential under-accrual for D&A spending. To determine the amount of any potential under-accrual, Heinz Italy, in late May 2004, began to analyze approximately 24,000 invoices for Fiscal years 2001-2004. At approximately the same time, Heinz Italy notified Heinz’s World Headquarters in Pittsburgh of the apparent under-accrual problem and of the steps that Heinz Italy was taking to determine the amount of the under-accrual.

The invoice analysis was completed by mid-September 2004 (Q2 FY2005) and disclosed that D&A spending for Fiscal 2004 was adequately accrued, but that D&A spending for Fiscal years 2001-2003 was under-accrued by approximately $19 million. Shortly thereafter, Corporate Audit examined the process used to quantify the D&A under-accruals and confirmed that the methodology used to analyze the invoices and to determine the D&A accrual shortfall was appropriate and recommended process and control enhancements. In addition, in October 2004 (Q2 FY2005), Heinz brought to the attention of PricewaterhouseCoopers, (“PwC”), as the Company’s outside auditor, and the Audit Committee of the Board of Directors, the Heinz Italy D&A under-accrual problem, the invoice analysis process used to quantify the problem, and the results of the analysis. As a result of this examination, and after further consultation with PwC and additional refinement of the analysis, the D&A accrual was determined to be $21.1 million and a trade spending charge in that amount was taken and disclosed in the Company’s 10-Q for the period ended October 27, 2004 (Q2 FY2005).

Subsequently, during the Fourth Quarter of Fiscal 2005, the management of Heinz Italy began to implement the additional control procedures relating to trade spending that were recommended by Heinz Corporate Audit. In connection with implementation of these additional control procedures, the Company undertook a more comprehensive review of all trade spending activities, and an analysis of trade spending in Fiscal 2001-2003 by type of expense. As a result, the Company took two additional trade spending charges totaling $13 million. The first charge was $3 million and represented a further refinement of the invoice analysis which had resulted in the $21.1 million D&A under-accrual charge taken during the second quarter of Fiscal 2005. The second charge of $10 million related to customer bonuses granted during Fiscal 2001 to 2003, which had not been included in the D&A under-accrual analysis conducted earlier in the year as the risk of error associated with this type of accrual seemed low.

Upon identifying and quantifying the impact of the under-accrual to specific fiscal periods, the Company performed materiality analyses. As a result of these analyses, the Company concluded that from a quantitative standpoint, the amount of the charge that corresponded to each of the fiscal years 2001, 2002 and 2003 was less than 2% of the Company’s net income for each of those years. Additionally, the cumulative adjustment was determined to be not material to the then current year, Fiscal 2005. Finally, it was also determined that there were no qualitative factors in accordance with SAB 99 that would warrant any adjustment to prior periods. Throughout this process, the Audit Committee consulted with PwC to ensure that the company’s process, analyses and conclusions related to the SAB 99 analyses were appropriate.

b)	The $34.1 million charge recorded in Fiscal 2005 represented the best estimate of the under-accrual at that time. During Fiscal 2006, an additional $2.7 million charge was recorded which represented the final resolution of all matters related to trade spending for all prior fiscal years.

The reductions in promotional support and trade inventories during Fiscal 2004 in preparation for the major restage of the Italian infant feeding business in Fiscal 2005 do not relate to the $34.1 million charge recognized in 2005. These reductions related to a plan the Company developed in order to address competitive pressures in the Italian baby food market. The Company planned to decrease the size of many of its jars (from 100 grams to 80 grams) and the configuration of multi-pack offerings (from three to two jars per pack) in order to meet or exceed the value perception of competitive products. The distribution process through thousands of pharmacies and baby stores in Italy tends to have a longer cycle time than typical grocery channels due to the buying habits of these types of businesses. As a result, the Company reduced its promotional activity in advance of the product conversion to speed the change-over to the final consumer.
Off-Balance Sheet Arrangements and Other Commitments, page 27
2.	You state that you do not have material financial guarantees or other contractual commitments that are reasonably likely to adversely affect liquidity. Amend your filing to expand your disclosure to include all off-balance sheet arrangements, as defined at Regulation S-K, Item 303 (a)(4)(ii). Also expand your disclosure to indicate whether these off-balance sheet arrangements have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, capital expenditures or capital resources that is material to investors. We note that you have limited your disclosure to address only liquidity.
Response

We do not have guarantees or other off-balance sheet financing arrangements as defined at Regulation S-K, Item 303(a)(4)(ii) that are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. We will enhance our disclosure in future filings as follows:
The company does not have guarantees or other off-balance sheet financing arrangements that we believe are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.
Statements of Cash Flows, page 44
3.	Please revise your statements of cash flows to include cash provided by discontinued operations as a component of operating, investing or financial activities, as appropriate. We note that you have presented cash provided by operating activities of discontinued operations as a separate line item after financing activities. Alternatively, you may revise your presentation to show cash flows from discontinued operations separately for each category (operating, investing, financing) after financing activities. Your current presentation is not supported by SFAS 95. The liquidity section of your management’s discussion and analysis should discuss how cash flows from discontinued operations are reported in your statements of cash flows and, if not evident on the face of the statements of cash flows, should quantify the amount of cash provided by or used for discontinued operations for operating, investing and financing activities. For further guidance on restating the statements of cash flows refer to AICPA CPCAF Alert 98: Update to SEC Staff Position Regarding Changes to the Statement of Cash Flows Relating to Discontinued Operations (Addendum to CPCAF Alert 90).
Response

We reference our letter to the Staff dated February 9, 2006 in response to the Staff’s comment letter to us dated January 26, 2006. Specifically, Comment 3

“Consolidated Statements of Cash Flows.” In that letter, we indicated that the cash flows from discontinued operations related to the businesses spun-off to Del Monte in fiscal 2003. The entire $28.2 million cash inflow from these businesses in fiscal 2005 reflects the favorable settlement of tax liabilities related to these spun-off businesses and therefore relate solely to cash flow from operations. There was an additional $13.3 million of similar favorable tax settlements related to the Del Monte transaction received in fiscal 2006. Our February 9, 2006 letter acknowledged our understanding of SFAS 95 as to cash flow presentation requirements and also our acknowledgement of our awareness of the SEC Staff remarks at the 2005 AICPA National Conference on Current SEC and PCAOB Developments.

Further in our letter dated February 9, 2006, we indicated that in future filings we will change the line item “Effect of discontinued operations” (as shown in our fiscal 2005 consolidated statement of cash flows) to read “Cash provided by operating activities of discontinued operations spun-off to Del Monte.” This presentation was followed in our 2006 statement of cash flows and is consistent with example 3 as outlined by the staff at the 2005 AICPA National Conference on Current SEC and PCAOB Developments.

During fiscal 2006, in an unrelated set of transactions, we divested certain businesses that were also accounted for as discontinued operations. We made a determination, in keeping with the Staff’s views on presentation of cash flows from discontinued operations, that for discontinued operations subsequent to the business spun-off to Del Monte, we would combine cash flows from discontinued operations with cash flows from continuing operations (i.e., no separate classification of cash flows from discontinued operations as outlined by the staff in example 1 at the 2005 AICPA National Conference on Current SEC and PCAOB Developments).

We determined to keep the cash flows from operations separate for Del Monte given the nature of the cash flows (favorable tax settlements of the business spun-off in Fiscal Year 2003 and not the impact of the current businesses sold during Fiscal 2006.) The $13.3 million and $28.2 million cash inflows from these businesses in fiscal years 2006 and 2005, respectively, represents solely cash flows from operations. There was no impact on cash flows from investing or financing activities from these spun-off businesses in fiscal years 2006 and 2005 and there was no impact on cash flows from these spun-off businesses in fiscal year 2004.

We believe our current disclosure is consistent with the disclosure requirements of SFAS 95 and complies with the Staff’s point of view on presentation of cash flows from discontinued operations. Therefore, we believe that no restatement of prior periods is warranted. In future filings, we will clarify our policy for presentation in the statement of cash flows of discontinued operations in MD&A. In addition, we will disclose in future filings that we believe the absence of cash flows related to discontinued operations will not have a material impact on the Company’s future liquidity or capital resources.
Controls and Procedures, page 74
4.	Please revise your disclosure here to eliminate the conclusion that your disclosure controls and procedures “were designed and are functioning effectively” and to instead conclude on whether your disclosure controls and procedures are “effective” or “not effective.”
Response

As of May 3, 2006, our disclosure controls and procedures were “effective” to ensure that information required to be disclosed by us in reports that we file or submit under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. In future filings, we will revise our disclosure accordingly to simply conclude on whether our disclosure controls and procedures are “effective” or “not effective.”
Exhibits 31(a) and (b) — Certifications
5.	Please revise your certifications to strictly comply with our rules. This should include (a) removing the officer’s title and the company name from the introductory first line; and (b) removing the word “annual” from before the word “report” in paragraphs 2-4.
Response

In future filings, we will revise our certifications to strictly comply with SEC rules. This will include: (a) removing the officer’s title and the company name from the introductory first line; and (b) removing the word “annual” from before the word “report” in paragraphs 2-4.
Form 10-Q for the quarter ended January 31, 2007
General
6.	Please revise your Form 10-Q to comply with our comments on your Form 10-K, as applicable.

Response

In future Form 10-Q filings, we will revise our disclosures to comply with all of your comments, as applicable.
Controls and Procedures, page 34

7.	We note your disclosures regarding implementation of SAP software in the U.K. Expand this section to clarify whether there are additional changes that occurred during the quarter that materially affected, or are likely to materially affect, your internal control over financial reporting.

Response

There were no additional changes that occurred during our third quarter which ended January 31, 2007 that materially affected, or are likely to materially affect, our internal control over financial reporting. In future filings, we will disclose all changes that occur and indicate that there are no other changes.
Summary:
The Company believes that the above responses have addressed the staff’s comments included in your letter of March 6, 2007. Although the Company believes our proposed disclosures in response to the staff’s comments will enhance our public disclosures, the Company does not believe the proposed changes are significant enough to warrant amendments of our Form 10-K or Form 10-Qs. As a result, the Company proposes to make the changes in the prospective filings as discussed in our responses. We acknowledge that:
•	The company is responsible for adequacy and accuracy of disclosure in filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
If you have any questions or need additional information, please contact Edward J. McMenamin, Senior Vice President and Corporate Controller, by telephone (412) 456-6044 or by facsimile (412) 456-6059.

Sincerely,

/s/ Arthur B. Winkleblack

Arthur B. Winkleblack Executive Vice President and Chief Financial Officer
cc:	Edward McMenamin Ted Bobby